File No. 82-4668

06010517

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

24 January 2006

SUPPL

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – Company no. 00912624 – Form 288a Appointment of director – Pedro Ros.
2. Taylor Nelson Sofres plc – Company no. 00912624 – RNS Announcement – full year results for the year ended 31 December 2005.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.

PROCESSED
JAN 30 2006
THOMSON
FINANCIAL

SEC MAIL RECEIVED
JAN 26 2006
WASH. D.C. 199 SECTION PROCESSING

F:\Users\CompanySecretarial 060101\Plc\Letters\SEC Letters 2006\060124 - (Securities & Exchange Commission)(Form 288a)(RNS announcement).doc

TNS House
Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA Securicor Diamond

20 January 2006

Dear Sir/Madam

Taylor Nelson Sofres plc reg. no. 00912624
Appointment of Director (Form 288a)

Please find enclosed a completed and signed form 288a in respect of the appointment of Pedro Ros together with a list of his directorships.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand
Company Secretarial Assistant

Enc.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

x:\users\companysecretarial 060101\companies hse\060123_form 288a.doc

F/N: 82-4668

Companies House — for the record —

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 00912624

Company Name in full Taylor Nelson Sofres plc

	Day	Month	Year		Day	Month	Year
Date of appointment	16	01	2006	†Date of Birth	02	11	1961

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Pedro

Surname: Ros

Previous Forename(s): Previous Surname(s):

†† Usual residential address: Montblanc13A 3°2°,Sant Cugat del Valles

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Post town: Barcelona Postcode:

County / Region: Country: Spain

†Nationality: Spanish †Business occupation:

†Other directorships (additional space overleaf): Please see attached schedule

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 20/1/06

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 20/1/06

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Pedro Ros

Directorships Report

Directorships

Company Name	O/S
Taylor Nelson Sofres S.A.	Spain
Taylor Nelson Sofres Group Spain S.L.	Spain
Taylor Nelson Sofres Healthcare S.A.	Spain
Sofres Audiencia de Medios, Sociedad Anónima, Sofres A.M.	Spain
DEMOSCOPIA, S.A	Spain
Redecampo S.A.	Spain
TNS Area Investigacion S.A.	Spain
Infomarket Sistemas de Gestion S.L.	Spain
NFO Infratest S.L.	Spain
Euroteste-Marketing e Opinião,SA	Portugal
Marktest Audimetria - Mediçao de Audiencias Televisivas, S.A.	Portugal
TNS Abacus	Italy
TNS Teleseker Ltd	Israel
TNS Healtcare (previously Louis Harris)	France
TNS Secodip	France
T.E.S.T. S.A.	France
TNS Liban SARL	Lebanon
TNS Gallup Argentina S.A.	Argentina
LatinPanel Argentina S.A.	Argentina
Latinpanel Peru S.A. Sucursal Bolivia	Bolivia
Latinpanel Chile SA	Chile
Taylor Nelson Sofres ICAP Market Research SA	Greece

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update
Taylor Nelson Sofres PLC	Notice of Results		14:11 20 Jan 06

Full Announcement Text

Taylor Nelson Sofres plc
Announcement of full year results for the year ended 31 December 2005

The board of Taylor Nelson Sofres plc has decided that the full year results for the year ended 31 Dec announced on Monday 6 March 2006.

END

status list

File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

24 January 2006

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc - Company no. 00912624 – RNS Announcement (ref no. 3633x)
2. Taylor Nelson Sofres plc - Company no. 00912624 – RNS Announcement (ref no. 3630x)

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.

Regulatory Announcement

Go to market news section

Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Holding(s) in Company
Released	12:25 24-Jan-06
Number	3633X

Taylor Nelson Sofres plc (TNS) has received notification on 23 January 2006 from Lloyds TSB Group plc and its subsidiaries regarding the interest in the ordinary share capital of TNS.

In accordance with the provisions of Section 198 Companies Act 1985, Lloyds TSB Group plc and its subsidiaries has ceased to have a notifiable interest over shares in TNS.

END

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F/N:82-4668

Regulatory Announcement

Go to market news section

Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Holding(s) in Company
Released	12:18 24-Jan-06
Number	3630X

Taylor Nelson Sofres plc (TNS) received notification on 23 January 2006 from Fidelity International on behalf of FMR Corp. & its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries, both being non-beneficial holders, of a notifiable interest in the ordinary share capital of TNS.

Together they hold a notifiable interest in 33,069,367 ordinary shares of 5p each in TNS, representing 7.38% of the total issued share capital of TNS.

Shares Held	Management Company	Nominee/Registered Name
4,981,601	Fidelity Pension Management	NORTHERN TRUST LONDON
2,522,832	Fidelity Pension Management	BANK OF NEW YORK BRUSSELS
2,495,485	Fidelity Pension Management	STATE STR BK AND TR CO LNDN (S
1,274,172	Fidelity Pension Management	MELLON BANK
1,039,361	Fidelity Pension Management	JP MORGAN, BOURNEMOUTH
284,800	Fidelity Pension Management	HSBC BANK PLC
132,978	Fidelity Pension Management	CLYDESDALE BANK PLC
113,500	Fidelity Pension Management	BANK OF NEW YORK EUROPE LDN
96,800	Fidelity Pension Management	CITIBANK LONDON
60,500	Fidelity Management Trust Company	BROWN BROTHERS HARRIMAN AND CO
44,000	Fidelity Management Trust Company	JPMORGAN CHASE BANK
34,900	Fidelity Management Trust Company	STATE STREET BANK AND TR CO
8,170,520	Fidelity Management & Research Company	JPMORGAN CHASE BANK
13,100	Fidelity Management & Research Company	BROWN BROTHERS HARRIMAN AND CO
7,195,735	Fidelity Investment Services Ltd	JP MORGAN, BOURNEMOUTH
990,800	Fidelity International Limited	JP MORGAN, BOURNEMOUTH
328,936	Fidelity International Limited	BANK OF NEW YORK BRUSSELS
264,220	Fidelity International Limited	BROWN BROS HARRIMN LTD LUX
79,200	Fidelity International Limited	NATIONAL ASTL BK MELBOURNE

2,945,927	Fidelity International Limited	BANK OF NEW YORK EUROPE LDN
33,069,367		**GRAND TOTAL ORDINARY SHARES**

END

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F/N: 82-4668